

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 15, 2008

Mr. Eric Stoppenhagen
Interim President
Trestle Holdings, Inc.
P.O. Box 4198,
Newport Beach, California 92661

> **Re: Trestle Holdings, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed March 20, 2008**
> **File No. 000-23000**

Dear Mr. Stoppenhagen:

We have completed our review of your Form 10-KSB and related amendments and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief